UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 000-52206

CLEAN TRANSPORTATION GROUP, INC.
(FORMERLY QUINTANA GOLD RESOURCES CORP.)
(Exact name of registrant as specified in its charter)

489 Ravineview Way, Oakville, ON, Canada, L6H 6T1
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share
Preferred Stock, par value $.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

              Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [ x ]
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

              Approximate number of holders of record as of the certification or notice date: 127

              Pursuant to the requirements of the Securities Exchange Act of 1934, Clean Transportation Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2009

CLEAN TRANSPORTATION GROUP, INC.

By:	/s/ Dennis dos Santos
Name: Dennis dos Santos
Title: President